Exhibit 4. Organizational structure.

☒ Exhibit 4 is attached to and made a part of this Form NRSRO.

The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly-owned, directly or indirectly, by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.

SPGI's operations consist of four segments, described below.

S&P Global Ratings

The S&P Global Ratings segment is comprised of independent providers of credit ratings, research, and analytics to investors, issuers and other market participants. This includes the NRSRO and certain other ratings-related businesses.

S&P Global Market Intelligence

S&P Global Market Intelligence's portfolio of capabilities are designed to help investment professionals, government agencies, corporations and universities track performance, generate alpha, identify investment ideas, understand competitive and industry dynamics, perform evaluations and assess credit risk.

S&P Dow Jones Indices

S&P Dow Jones Indices is a global index provider maintaining a wide variety of indices to meet an array of investor needs. S&P Dow Jones Indices' mission is to provide transparent benchmarks to help with decision making, collaborate with the financial community to create innovative products, and provide investors with tools to monitor world markets.

S&P Global Platts

S&P Global Platts is the leading independent provider of information and benchmark prices for the commodity and energy markets. Platts provides essential price data, analytics, and industry insight enabling the commodity and energy markets to perform with greater transparency and efficiency.

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Attached below are:
(1) SPGI Subsidiary List - subsidiaries of S&P Global Inc.
(2) NRSRO Organization Charts

S&P Global Inc.
List of Subsidiaries
September 16, 2020

Listed below are the subsidiaries of S&P Global Inc. ("SPGI"), except certain inactive subsidiaries and certain other SPGI subsidiaries which are not included in the listing because considered in the aggregate they do not constitute a significant subsidiary of SPGI as of the date this list was compiled.

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
451 Research (UK) Limited	United Kingdom	100.00
451 Research, LLC	Delaware, United States	100.00
Asia Index Private Limited	India	36.50
Bentek Energy LLC	Colorado, United States	100.00
BRC Investor Services S.A. Sociedad Calificadora de Valores	Colombia	100.00
Coalition Development Limited	United Kingdom	67.40
Coalition Development Singapore Pte. Ltd.	Singapore	67.40
Commodity Flow Limited	United Kingdom	100.00
Crisil Irevna Argentina S.A.	Argentina	67.40
CRISIL Irevna Information Technology (Hangzhou) Company Ltd.	China	67.40
CRISIL Irevna Sp z o.o.	Poland	67.40
CRISIL Irevna UK Limited	United Kingdom	67.40
CRISIL Irevna US LLC	Delaware, United States	67.40
CRISIL Limited	India	67.40
CRISIL Ratings Limited	India	67.40
CRISIL Risk and Infrastructure Solutions, Ltd.	India	67.40
Demeter Reports Limited	United Kingdom	100.00
DJI OpCo, LLC	Delaware, United States	73.00
Greenwich Associates Canada, ULC	Canada	67.40
Greenwich Associates International, LLC	Connecticut, United States	67.40
Greenwich Associates Japan K.K.	Japan	67.40
Greenwich Associates LLC	Delaware, United States	67.40
Greenwich Associates Singapore Pte. Ltd.	Singapore	67.40
Greenwich Associates UK (Holdings) Limited	United Kingdom	67.40
Greenwich Associates UK Limited	United Kingdom	67.40
Grupo SPGI Mexico, S. de R.L. de C.V.	Mexico	100.00
Grupo Standard & Poor's S. de R.L. de C.V.	Mexico	100.00
Kensho Technologies, LLC	Delaware, United States	100.00
Panjiva, Inc.	Delaware, United States	100.00
Petroleum Industry Research Associates, Inc.	New York, United States	100.00
Platts (U.K.) Limited	United Kingdom	100.00
Platts Benchmarks B.V.	Netherlands	100.00
Platts Information Consulting (Shanghai) Co., Ltd	China	100.00
Pragmatix Services Private Limited	India	67.40
S&P Argentina LLC	Delaware, United States	100.00
S&P Capital IQ (India) Private Limited	India	100.00
S&P DJI Beijing Holdings LLC	Delaware, United States	73.00

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
S&P DJI Netherlands B.V.	Netherlands	73.00
S&P Dow Jones Indices LLC	Delaware, United States	73.00
S&P Global Asia Pacific LLC	Delaware, United States	100.00
S&P Global Asian Holdings Pte. Limited	Singapore	100.00
S&P Global Australia Pty Ltd	Australia	100.00
S&P Global Belgium SPRL	Belgium	100.00
S&P Global Canada Corp.	Canada	100.00
S&P Global Commodities UK Limited	United Kingdom	100.00
S&P Global European Holdings Luxembourg S.a.r.l.	Luxembourg	100.00
S&P Global Finance Europe Limited	United Kingdom	100.00
S&P Global Finance Luxembourg S.a.r.l	Luxembourg	100.00
S&P Global France SAS	France	100.00
S&P Global Germany GmbH	Germany	100.00
S&P Global Holdings LLC	Delaware, United States	100.00
S&P Global Holdings Luxembourg S.a.r.l.	Luxembourg	100.00
S&P Global Holdings UK Limited	United Kingdom	100.00
S&P Global Index Information Services (Beijing) Co., Ltd	China	73.00
S&P Global Indices UK Limited	United Kingdom	73.00
S&P Global Informacoes do Brasil Ltda.	Brazil	100.00
S&P Global International LLC	Delaware, United States	100.00
S&P Global Italy S.r.l	Italy	100.00
S&P Global Korea Inc.	Korea, Republic of	100.00
S&P Global Limited	United Kingdom	100.00
S&P Global Market Intelligence (DIFC) Limited	United Arab Emirates	100.00
S&P Global Market Intelligence Argentina SRL	Argentina	98.93
S&P Global Market Intelligence Inc.	Delaware, United States	100.00
S&P Global Market Intelligence LLC	Delaware, United States	100.00
S&P Global MI Information Services (Beijing) Co., Ltd.	China	100.00
S&P Global Netherlands B.V.	Netherlands	100.00
S&P Global Pakistan (Private) Limited	Pakistan	99.85
S&P Global Philippines Inc.	Philippines	100.00
S&P Global Ratings Argentina S.r.l., Agente de Calificacion de Riesgo	Argentina	100.00
S&P Global Ratings Australia Pty Ltd	Australia	100.00
S&P Global Ratings Europe Limited	Ireland	100.00
S&P Global Ratings Hong Kong Limited	Hong Kong	100.00
S&P Global Ratings Japan Inc.	Japan	100.00
S&P Global Ratings Maalot Ltd.	Israel	100.00
S&P Global Ratings Management Service (Shanghai) Co., Ltd.	China	100.00
S&P Global Ratings S.A. de C.V.	Mexico	100.00
S&P Global Ratings Singapore Pte. Ltd.	Singapore	100.00
S&P Global SF Japan Inc.	Japan	100.00
S&P Global Sweden AB	Sweden	100.00
S&P Global Switzerland SA	Switzerland	100.00
S&P Global Technology Resources (India) LLP	India	100.00
S&P Global UK Limited	United Kingdom	100.00

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
S&P Global Ventures Inc.	Delaware, United States	100.00
S&P India LLC	Delaware, United States	100.00
S&P OpCo, LLC	Delaware, United States	73.00
S&P Ratings (China) Co. Ltd.	China	100.00
S&P Trucost Limited	United Kingdom	100.00
Shanghai Panjiva Business Consulting Co. Ltd.	China	100.00
SNL Financial Australia Pty Ltd	Australia	100.00
SNL Financial Limited	United Kingdom	100.00
SNL Financial ULC	Canada	100.00
SP Global Financial Iberia, S.L., Unipersonal	Spain	100.00
SPDJ Singapore Pte. Ltd	Singapore	73.00
SPDJI Holdings, LLC	Delaware, United States	100.00
Standard & Poor's Enterprises, LLC	Delaware, United States	100.00
Standard & Poor's Financial Services LLC	Delaware, United States	100.00
Standard & Poor's International Enterprises, LLC	Delaware, United States	100.00
Standard & Poor's International Services LLC	Delaware, United States	100.00
Standard & Poor's International, LLC	Delaware, United States	100.00
Standard & Poor's Ratings do Brasil Ltda	Brazil	100.00
Standard & Poor's South Asia Services Private Limited	India	100.00
Standard & Poor's, LLC	Delaware, United States	100.00
Taiwan Ratings Corporation	Taiwan	51.00
TRIS Corporation Limited	Thailand	5.00
TRIS Rating Co. Ltd.[1]	Thailand	51.55
Visallo, LLC	Delaware, United States	100.00

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[1] This 51.55% interest reflects the total economic interest held by S&P Global Inc. in TRIS Ratings Co. Ltd. S&P Global Inc. does not have voting control of either TRIS Corporation Limited or TRIS Rating Co. Ltd.

S&P Global Ratings Managerial Structure

August 3rd, 2020


President
Global Head, Ratings Services
Global Head, Practices
Lead Analytical Managers – Corporates & Infrastructure
Lead Analytical Managers – Financial Services & Governments
Global Practice Leader – Structured Finance
Head of Innovation, Ratings
Analytics & Research Sector/Practice Heads
MD – Chief Economist
Global Head, Research
Global Head, Methodologies
Chief Commercial Officer
Regional Heads
Sales Heads
MD – Business Transaction & Product Management
MD – Strategic Marketing
MD – Market Outreach
Global Head of Sustainable Finance Business & Innovation
Global Chief Risk & Compliance Officer
DCO – Ratings / CCO – Americas
CCO – EMEA & India
CCO – APAC
Global Head Control / Surveillance
Global Head Regulatory Coordination
Global Head Exams & Testing
Chief Matrix Officer
MD, Global Head of Analytic Risk 4
MD – Internal Controls & Operations
Chief Operating Officer
Ratings Chief Technology Officer
Chief Financial Officer & Head of Ratings Strategy 1
VP, Human Resources 1
MD, CEO – CRISIL3
EVP Chief Risk Officer, S&P Global 2
Communications **
Chief Legal Officer **

** Support functions reporting directly to S&P Global

1 Support functions reporting jointly to S&P Global Ratings President and respective S&P Global functional leads

2 Support function reporting directly to the S&P Global Chief Executive Officer

3 For administrative purposes only. CRISIL is not a part of the NRSRO

4 The Ratings Validation and Ratings Risk Review functions will report to the newly formed Global Head of Analytic Risk

S&P Global Ratings

S&P Global Ratings Business Units

August 3rd, 2020

S&P Global Ratings


Americas Ratings
EMEA Ratings
APAC Ratings
Commercial
Compliance & Risk 3
Data and Operations
Ratings Technology
Human Resources 1
Finance / Strategy 1
Corporates
Infrastructure
Financial Services & Governments
Structured Finance
Methodologies
Analytics & Research
Economics
Research
Sustainable Finance
Corporates
Infrastructure
Financial Services & Governments
Structured Finance
Methodologies
Analytics & Research
Economics
Research
Sustainable Finance
Corporates
Infrastructure
Financial Services & Governments
Structured Finance
Methodologies
Analytics & Research
Economics
Research
Sustainable Finance
Regional Management
Sales
Business Transaction & Product Management
Strategic Marketing
Market Outreach
Ratings Data
Ratings Operations
In-Business Control
Strategic Operations
Internal Audit 2
Communications **
Legal & Regulatory Affairs **

** Support functions reporting directly to S&P Global
1 Support functions reporting jointly to S&P Global Ratings President and respective S&P Global functional leads
2 Support function reporting directly to the S&P Global Chief Executive Officer
3 The Ratings Risk Review function will now report into Compliance and Risk

S&P Global Ratings

S&P Global Ratings

NRSRO entities are shaded in blue.
Dated as of August 10, 2020

S&P Global Ratings (formerly named Standard & Poor's Ratings Services) - Organizational Chart for NRSRO and ultimate and sub-holding companies, subsidiaries and material affiliates. The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly-owned, directly or indirectly by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.



S&P Global Inc.
S&P Global Australia Pty Ltd 3
S&P Global Ratings Australia Pty Ltd
S&P Global Holdings LLC 3
S&P Global Holdings Luxembourg S.a.r.l 3
S&P Global European Holdings Luxembourg S.a.r.l 3
S&P Global Ratings Europe Limited 5
S&P Global International LLC 3
S&P Global Canada Corp.
Standard & Poor's Ratings do Brasil Ltda
S&P Ratings (China) Co., Ltd.
S&P Global Asian Holdings Pte. Limited 3
TRIS Corporation Limited 3
5%
51%
TRIS Rating Co. Ltd.
49%
S&P India LLC 3
CRISIL Limited 1
Standard & Poor's South Asia Services Private Limited
S&P Global Ratings Maalot Ltd
Standard & Poor's Financial Services LLC
BRC Investor Services S.A. 2
Standard & Poor's International, LLC 3
S&P Global Korea Inc.
S&P Global Ratings, S.A. de C.V.
99%
Grupo Standard & Poor's S de RL de C.V. 6
S&P Global Ratings Hong Kong Limited
50.99999%
Taiwan Ratings Corporation 4
S&P Global Ratings Singapore Pte. Ltd.
S&P Global Ratings Japan Inc.
S&P Global SF Japan Inc.
S&P Global Ratings Management Service (Shanghai) Co., Ltd
99.97%
S&P Argentina LLC 3
0.03%
S&P Global Ratings Argentina S.R.L., Agente de Calificacion de Riesgo

[1] Aggregate ownership of CRISIL Limited by S&P Global Inc. subsidiaries is 67.4%.
[2] The following entities also hold an ownership interest in BRC Investor Services, S.A.: Standard & Poor's LLC (1.98%), Standard & Poor's International Services LLC (1.98%), and S&P Global International LLC (1.01%).
[3] Holding company
[4] Also held 0.00001% by S&P Global Asian Holdings Pte. Limited.
[5] S&P Global Ratings Europe Limited operates branches in various locations, and like other NRSRO entities, may open additional branches from time to time.
[6] Grupo Standard & Poor's S de RL de C.V. is also owned 1% by Standard & Poor's International, LLC.